EXHIBIT 21.01
LIST OF REGISTRANT'S SUBSIDIARIES

SUBSIDIARY NAME	JURISDICTION OF ORGANIZATION
FormFactor Germany GmbH	Germany
FormFactor International, Inc.	Delaware, United States
FormFactor, K.K.	Japan
FormFactor Korea, Inc.	South Korea
FormFactor Singapore Pte. Ltd.	Singapore
Astria Semiconductor Holdings, Inc	Delaware, United States
Micro-Probe Incorporated	California, United States
Microprobe HongKong Limited	Hong Kong
Microprobe Technology (Suzhou) Limited	People's Republic of China
Cascade Microtech Inc.	Oregon, United States
Cascade Microtech GmbH	Germany
Cascade Microtech Japan, K.K	Japan
Cascade Microtech Singapore Pte, Ltd	Singapore
Cascade Microtech Taiwan Co., Ltd	Taiwan
Cascade International Trading (Shanghai) Co., Ltd	People's Republic of China
Advanced Temperature Test Systems GmbH	Germany